The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT PURSUANT TO LISTING RULE 13.09

SUNDAY Communications Limited (the "Company") refers to the announcement of the Company's holding company, PCCW Limited ("PCCW") which appears in the newspapers today. In that announcement, PCCW confirms that one of its substantial shareholders, Pacific Century Regional Developments Limited ("PCRD") has entered into a conditional sale and purchase agreement pursuant to which PCRD has agreed to sell its entire interest, of approximately 22.66%, in PCCW (the "Sale"). The PCCW announcement also confirms that the board of PCCW intends to continue to pursue the non-binding expressions of interest received by PCCW from each of Macquarie Bank Limited ("Macquarie") and TPG/Newbridge, as referred to in the Company's announcements of 19, 21 and 22 June 2006. Those expressions of interest were in respect of substantially all of the telecommunications and media-related assets of PCCW and would, therefore, have a potential impact on the Company and/or the shares in the Company.

The board of PCCW has confirmed that PCCW will discuss with Macquarie and TPG/Newbridge their respective intentions with regard to their expressions of interest having regard to the Sale. The directors of the Company confirm that neither Macquarie nor TPG/Newbridge has made any direct communication to the Company concerning the status of its interest (if any) in relation to either the shares of the Company or the business and assets of the Company. As and when Macquarie and/or TPG/Newbridge's non-binding expression of interest is clarified, in so far as it relates to the Company and/or the shares in the Company, the Company will issue a further announcement(s) in due course.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") was suspended with effect from 9:30 a.m. on 10 July 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 11 July 2006.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong, 10 July 2006 The directors of the Company as at the date of this announcement are as follows:

Executive Directors: Alexander Anthony Arena (Chairman) Chan Kee Sun, Tom Chan Wing Wa Chow Ding Man Hui Hon Hing, Susanna	Independent Non-executive Directors: John William Crawford Henry Michael Pearson Miles Robert John Richard Owen

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.